EXHIBIT 99.1

mCloud Closes Carbon Royalty Corp Funding of US$15 Million for First 30 AssetCare™ EV Implementations at Auto Dealerships

  Close accelerated by strong customer traction seen since announcing AssetCare offering for auto dealerships in March 2022
  Recent success at New York Auto Show in April 2022 bolsters mCloud's position for next potential tranche of funding in partnership with Carbon Royalty
  On track to onboard 45 auto dealerships by end of 2022, including prominent dealerships in New York and California

SAN FRANCISCO, May 5, 2022 /CNW/ - mCloud Technologies Corp. (Nasdaq: MCLD) (TSXV: MCLD), ("mCloud" or the "Company") a leading provider of AI-powered asset management and Environmental, Social, and Governance ("ESG") solutions today announced it had closed US$15 million in funding for the first 30 AssetCare EV implementations at auto dealerships in New York and California in partnership with Carbon Royalty Corp.

On March 30, 2022, mCloud announced it had signed an agreement with Carbon Royalty Corp to partner in the implementation of these solutions. Carbon Royalty Corp fully funds the implementation of these AssetCare contracts and each party receives 50% of the tax incentives, carbon credits, and other financial benefits over the life of these contracts, typically on 20-year terms.

Leveraging cloud-based AI and analytics, mCloud's AssetCare platform automatically measures and tracks in real-time all the data required to qualify for such incentives, creating the auditable transparency needed to immediately access a number of strategic carbon tax credit programs.

mCloud hosted a showcase of its AssetCare EV optimization solution for auto dealerships at the New York International Auto Show alongside local partner JouleSmart in mid-April. The Company's AssetCare solution was well-received by those attending, where mCloud had the opportunity to interact with over 200 New York auto dealership owners at the event. The success experienced at the event positions mCloud well to move forward in partnership with Carbon Royalty Corp to implement a next potential round of 30 additional dealerships.

In anticipation of ongoing growth and scale for AssetCare with auto dealerships, mCloud has aligned with key suppliers to ensure the Company's ability to rapidly meet demand as new dealerships are onboarded.

"The reception we received at the New York International Auto Show was outstanding," said Costantino Lanza, mCloud's Chief Growth and Revenue Officer. "At our current run rate, we expect to have added over $3 million in ARR from connected auto dealerships by the end of 2022."

"We are encouraged by the pace at which mCloud's AssetCare solution is being taken up by auto dealerships, opening the doors for us to access extensive carbon tax credits, incentives, and benefits in New York and California," said Amber Brown, President of Carbon Royalty Corp. "AssetCare's automated optimization, measurement, tracking, and auditable reporting are crucial to making all this possible."

mCloud continues to expect its partnership with Carbon Royalty Corp will enable both parties to scale beyond 500 auto dealerships by the end of 2023.

For more information about AssetCare for Auto Dealerships, visit assetcare.mcloudcorp.com/auto to learn more.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

With a worldwide presence and offices in San Francisco, Vancouver, Calgary, London, Perth, Singapore, and Beijing, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare.  With over 100 blue-chip customers and more than 63,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade in the United States on the Nasdaq and in Canada on the TSX Venture Exchange under the symbol MCLD. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the addition of 45 auto dealerships by end of 2022, the addition of $3 million in ARR by end of 2022, further funding in partnership with Carbon Royalty Corp for a next round of 30 auto dealerships, and scaling beyond 500 auto dealerships by the end of 2023.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

A more complete discussion of the risks and uncertainties facing the Company appears in the prospectus supplement, the base shelf prospectus and the registration statement and in the Company's Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/May2022/05/c7462.html

%CIK: 0001756499

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 13:14e 05-MAY-22